SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*

                       INTRABIOTICS PHARAMCEUTICALS, INC.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    46116T100
                                    ---------
                                 (CUSIP Number)

                                 March 30, 2000
                     -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [_]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [_]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                                Page 1 of 9 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13G

CUSIP No. 46116T100                                            Page 2 of 9 Pages



1        Name of Reporting Person
         IRS Identification No. of Above Persons (ENTITIES ONLY)

                  INVESTOR (GUERNSEY) LIMITED

2        Check the Appropriate Box If a Member of a Group*

                                                     a.       [_]
                                                     b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  GUERNSEY

                            5             Sole Voting Power
                                                      0
Number of
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                            3,675,000
    Each
Reporting                   7             Sole Dispositive
    Person                                            0
    With
                            8             Shared Dispositive Power
                                                      3,675,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,675,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    12.42%

12       Type of Reporting Person*

                  OO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 46116T100                                            Page 3 of 9 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  INVESTOR AB

2        Check the Appropriate Box If a Member of a Group*

                                                     a.       [_]
                                                     b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  SWEDEN

                            5             Sole Voting Power
                                                      0
Number of
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                            3,675,000
    Each
Reporting                   7             Sole Dispositive
    Person                                            0
    With
                            8             Shared Dispositive Power
                                                      3,675,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,675,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    12.42%

12       Type of Reporting Person*

                  OO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 9 Pages


Item 1(a)         Name of Issuer:

                  IntraBiotics Pharmaceuticals, Inc.. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  1255 Terra Bella Avenue, Mountain View, California 94043

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)     Investor   (Guernsey)   Limited,   a  Guernsey  company
                         ("Investor (Guernsey)") and

                  ii) Investor AB, a publicly held Swedish company ("Investor AB").

                  This Statement relates to the Shares held for the account of Investor (Guernsey). Investor (Guernsey) is a wholly-owned subsidiary of a Dutch company, which is a wholly-owned subsidiary of a Swedish company, which is a wholly-owned subsidiary of Investor AB.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of Investor (Guernsey) is National Westminster House, Le Truchot, St. Peter Port, Guernsey, Channel Islands GY1 4PW. The address and principal business office of Investor AB is Arsenalsgatan 8c, S-103 32, Stockholm, Sweden.

Item 2(c)         Citizenship:

                  i)       Investor (Guernsey) is a Guernsey company and

                  ii)      Investor AB is a publicly held Swedish company.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.001 par value (the "Shares").

Item 2(e)         CUSIP Number:

                  46116T100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

                                                               Page 5 of 9 Pages

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of September 5, 2000, each of the Reporting Persons may be deemed the beneficial owner of 3,675,000 Shares. This number includes 550,000 Shares issuable upon the exercise of warrants for Series H Preferred Stock of the Issuer and conversion of such shares.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 12.42% of the total number of Shares which would be outstanding assuming the exercise and conversion of all of the securities held for the account of Investor (Guernsey).

Item 4(c)         Number of shares as to which such person has:

     Investor (Guernsey)
     -------------------

     (i)  Sole power to vote or to direct the vote:                            0

     (ii) Shared power to vote or to direct the vote:                  3,675,000

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv) Shared  power to dispose or to direct  the  disposition  of: 3,675,000

     Investor AB
     -----------

     (i)  Sole power to vote or to direct the vote:                            0

     (ii) Shared power to vote or to direct the vote:                  3,675,000

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv) Shared  power to dispose or to direct  the  disposition  of: 3,675,000


Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  The shareholder of Investor (Guernsey) has the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by Investor (Guernsey) in accordance with its ownership interests in Investor (Guernsey).

                                                               Page 6 of 9 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 9 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  September 5, 2000        INVESTOR (GUERNSEY) LIMITED


                                 By:     /S/ GUJE HOLMBERG
                                        ---------------------------------------
                                        Name:   Guje Holmberg
                                        Title:  Director


                                INVESTOR AB


                                By:     /S/ MARCUS WALLENBERG
                                        ---------------------------------------
                                        Name:   Marcus Wallenberg
                                        Title:  Chief Executive Officer

                                                               Page 8 of 9 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.        Joint Filing  Agreement,  dated as of September 5, 2000,  by
          and  between  Investor   (Guernsey)   Limited  and  Investor
          AB...........................................................    9